UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2006

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
             -------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
 -------------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


      Form 20-F       X                         Form 40-F
                   -------                                ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                                     No      X
                -------                               ------


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82_____.)

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INNOVA, S. de R.L. de C.V.
                                            ------------------------------------
                                                        (Registrant)


Dated: April 28, 2006                       By  /s/ Carlos Ferreiro Rivas
                                                -------------------------
                                            Name:    Carlos Ferreiro Rivas
                                            Title:   Chief Financial Officer

[GRAPHIC OMITTED][GRAPHIC OMITTED]


                                                          FOR IMMEDIATE RELEASE


                         INNOVA, S. de R.L. de C.V.
                     REPORTS FIRST QUARTER 2006 RESULTS


                     SUBSCRIBER BASE GROWS TO 1,315,100

The number of gross active subscribers increased 18.7% to 1,315,100 as of March 31, 2006 from 1,107,500 as of March 31, 2005.

                        NET REVENUES INCREASED 27.3%

NET REVENUES for the first quarter of 2006 increased 27.3% to Ps. 1,715.8 million from Ps. 1,348.0 million for the same period of the prior year.

                   OIBDA INCREASED 48.3% TO PS. 782.0 MM

OIBDA for the first quarter of 2006 increased 48.3% to Ps. 782.0 million from Ps. 527.2 million for the same period of the prior year. OIBDA margin reached a record of 45.6% versus 39.1% in the first quarter of last year.

                              DEBT REFINANCING

96.25% of Innova's US$300 million Senior Notes due 2013 were tendered. Funding from two peso Bank loans and cash on hand will be used to pay for the tender.

FIRST QUARTER 2006                                      [COMPANY LOGO OMITTED]


Mexico City, April 27, 2006. INNOVA, S. DE R.L. DE C.V. ("INNOVA" OR "SKY"), the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the first quarter ended March 31, 2006. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of March 31, 2006.

SUBSCRIBER BASE

The number of gross active subscribers increased to 1,315,100 (including 73,600 commercial subscribers) as of March 31, 2006. This represents an 18.7% increase from 1,107,500 (including 63,400 commercial subscribers) as of March 31, 2005, or an increase of 207,600 gross active subscribers.

We believe the increase in our subscriber base was primarily due to the sustained growth in customer activations in response to our marketing campaigns, our high quality content, our unique exclusive events and our customer service.

The increase in our subscriber base was partially offset by subscriber cancellations. Nevertheless, we experienced a decline in the annual rate of subscriber cancellations as of March 31, 2006 as compared to the prior year.

                          Gross Active Subscribers
                            [Bar Graph Omitted]

857k             1,003k             1,251k                         1,315k
Dec 03           Dec 04             Dec 05                         Mar 06


PROGRAMMING CONTENT

During the first quarter of 2006, Sky continued to enhance its programming content, by offering the following content and exclusive events:

o Pay-TV exclusive broadcast of certain soccer matches of the Mexican 2006 Closing Soccer Tournament;
o    Pay-TV  exclusive  broadcast  of the US PGA and  Champions  Tour  Golf
     Tournaments;
o    Transmission of certain matches of the Mexican Baseball League;
o Pay-TV exclusive broadcast of certain boxing matches, such as those of "Terrible" Morales, D. Corrales, JL Castillo, J. Arce and M. Pacquiao;
o Transmission of certain of the semi-finals and final matches of the ATP 2006 International Tennis Tournament;
o Launching of SKY ONE, an exclusive channel for special events such as the reality show "Cantando por un Sueno", and
o Launching of TCM and MGM (movie channels), Hustler TV (adult oriented channel), MTV Hits and MTV Jams (music videos channels) and Nick GaS (kids channel).

PRICE AND PROMOTIONS

[GRAPHIC OMITTED]

Innova's installation fee is Ps. 1,199. However, under our current subscription promotion, the installation fee is Ps. 199 or Ps. 899 for those residential subscribers who agree to pay the monthly programming fee via automatic charge to a credit card or a debit card, respectively.

We continue our efforts to improve the quality of our subscriber base and the collection of subscriber fees by, among other things, encouraging new and current subscribers to pay monthly programming fees through an automatic charge to their credit or debit card.


FINANCIAL REVIEW

                                      FINANCIAL HIGHLIGHTS
                           THREE MONTHS ENDED MARCH 31, 2006 AND 2005
                       STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
                    Millions of constant Mexican Pesos as of March 31, 2006

                                              Three Months Ended March 31
                             ------------------------------------------------------------------
                              2006       % Margin      2005       % Margin     Change         %
NET REVENUES                 1,716         100       1,348          100         368          27
Cost of Sales                  424          25         400           30          24           6
                             -----                   -----                      ---
Gross Profit                 1,292          75         948           70         344          36

  Selling                      336          20         301           22          35          12
  Operations                   138           8          85            6          53          62
  Administrative                36           2          35            3           1           3
                             -----                   -----                      ---
Total Expenses                 510          30         421           31          89          21
                             -----                   -----                      ---
OIBDA (1)                      782          46         527           39         255          48

Operating Income               525          31         331           25         194          59

(1)  OIBDA is defined as operating income before depreciation and amortization.

NET REVENUES

Net revenues of Ps. 1,715.8 million for the three months ended March 31, 2006, increased by Ps. 367.8 million or 27.3% as compared to the same period of the prior year due to the sustained growth of our subscriber base.

COST OF SERVICES AND SALES

Cost of services  and sales  increased  by Ps. 24.0  million or 6.0% to Ps.
423.8 million for the three months ended March 31, 2006 as compared to the same period of the prior year. This increase was primarily due to higher programming and other costs associated with our larger subscriber base as well as to the negative impact of the peso depreciation against the US dollar, partially offset by lower uplink and downlink costs.

OPERATING EXPENSES

Total expenses of Ps. 510.0 million for the three months ended March 31, 2006, increased by Ps. 89.0 million or 21.1% as compared to the same period of the prior year. This variance was primarily due to repair of equipment cost related to the hurricane season and the smart card changeover process closing expenses. In addition free special events, marketing, call center and collection expenses also experienced an increase mainly due to our larger subscriber base.

OIBDA

OIBDA of Ps. 782.0 million for the three months ended March 31, 2006, improved by Ps. 254.8 million or 48.3%, as compared to the same period of 2005, primarily due to higher revenues partially offset by higher cost of services and sales and operating expenses, as described above.
As a result, OIBDA margin increased from 39.1% for the first quarter of 2005 to 45.6% for the first quarter of 2006.

OPERATING INCOME

Operating income improved by Ps. 194.5 million or 58.9% to Ps. 525.0 million for the three months ended March 31, 2006, as compared to Ps. 330.5 million during the same period of 2005. As a result, operating income margin increased to 30.6% in the first quarter of 2006 as compared to 24.5% in the first quarter of 2005.

NET INCOME

Innova reported a net income of Ps. 180.7 million for the three months ended March 31, 2006, as compared to Ps. 211.3 million for the same period of 2005. This decrease was primarily due to the negative impact for the application of Mexican GAAP Bulletin D-4, in connection with Innova's expected taxable income position for the coming years, which is similar to FASB-109 "Accounting for Income Taxes"; as well as higher foreign exchange losses due to the negative impact of the peso depreciation against the US dollar, partially offset by lower interest expenses.

The 2.6% peso depreciation versus the U.S. dollar during the first quarter 2006 as compared to 0.1% peso depreciation versus the U.S. dollar during the first quarter 2005, had a negative impact in our results as explained above.

Nevertheless, future devaluations of the peso will likely affect our liquidity and results of operations, due to the fact that our indebtedness, capital expenditures, satellite and a portion of our operating costs and expenses are U.S. dollar-denominated, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

CAPITAL EXPENDITURES (CAPEX)

The attached table shows our CAPEX for the first quarter ended March 31, 2006 and 2005. The decrease in 2006 as compared to 2005 was mainly due to the migration of DTV subscribers as well as for the smart card changeover process that took place primarily during 2005.

                              Million of U.S. Dollars
                              -----------------------
                                                   1Q
                           ----------------------------
                           2006                    20.6
                           ----------------------------
                           2005                    28.7

RECENT DEVELOPMENTS

DEBT REFINANCING

On March 13, 2006 we launched a Cash Tender Offer to purchase up to 65% of Innova's US$300 million 9.375% Senior Notes due 2013 ("The Notes"). On April 10, 2006 we extended the settlement of such Tender Offer and also offered to purchase up to 100% of the Notes.

As of April 25, 2006, 96.25% of the Notes have been tendered at a price of 112.329, which represents a total amount of US$324.3 million to be paid by the Company in connection with the Tender Offer on April 28, 2006.

In order to pay for the above transaction, we have entered into two bank loans, both of them in Mexican pesos and guaranteed by Grupo Televisa:

-----------------------------------------------------------------------
BANK             PS.MM              RATE                          TENOR
-----------------------------------------------------------------------
Santander        1,400              8.98% 3 yr TIEE + 24 bps      10 yr
                                    4-10 yr
-----------------------------------------------------------------------
Banamex          2,100              8.74%                         10 yr
-----------------------------------------------------------------------

We will use cash on hand to repay the remaining amount of the transaction plus fees and expenses incurred in connection with the Tender Offer.

With these transactions we have:
     a) Significantly reduced our foreign exchange exposure;
     b) Taken advantage of historical low peso interest rates, and
     c) Decreased our interest expense.

EQUITY OWNERSHIP

In April 2006 Grupo Televisa exercised its option to acquire two-thirds of the equity interest that DIRECTV acquired from Liberty Media. As a result, Innova's current equity is indirectly held by Televisa 58.7% and DIRECTV 41.3%.

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), and The DIRECTV Group, Inc, a Delaware corporation ("DIRECTV"). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com.

THE DIRECTV GROUP, INC. is a world-leading digital television service. DIRECTV is approximately 37 percent owned by News Corporation. For more information, please visit www.directv.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to Company's debt refinancing and equity ownership, should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Contacts:

CARLOS FERREIRO                     JUAN CARLOS MUNOZ
Chief Financial Officer             Head of Investor Relations
Innova, S. de R.L. de C.V.          Innova, S. de R.L. de C.V.
Insurgentes Sur No.694              (5255) 5448-4000 ext.6642
Col. del Valle                      jmunoz@sky.com.mx
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx

                          INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                      FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
                            STATEMENTS PREPARED UNDER MEXICAN GAAP
             (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006)

                                                              Three months ended March 31,
                                                               2006                    2005
                                                          -------------------------------------
NET REVENUES                                              Ps. 1,715,786          Ps. 1,347,971

COST OF SERVICES AND SALES                                      423,815                399,814
                                                             ----------              ---------
GROSS PROFIT                                                  1,291,971                948,157
                                                             ----------              ---------
OPERATING EXPENSES:
Selling                                                         335,642                301,264
Operations                                                      138,815                 84,345
Administrative                                                   35,547                 35,362
                                                             ----------              ---------
                                                                510,004                420,971
                                                             ----------              ---------
OIBDA                                                           781,967                527,186

DEPRECIATION AND AMORTIZATION                                   256,941                196,641
                                                             ----------              ---------

OPERATING INCOME                                                525,026                330,545
                                                             ----------              ---------
INTEGRAL COST OF FINANCING:
Interest expense                                                141,726                162,383
Interest income                                                 (11,781)                (8,728)
Foreign exchange loss (gain) - net                               79,514                 11,492
Gain from monetary position                                     (31,280)               (40,627)
                                                             ----------              ---------
                                                                178,179                124,520
                                                             ----------              ---------
Special items & other expense - net                                   -                 (5,284)
                                                             ----------              ---------
INCOME BEFORE TAXES
AND MINORIRTY INTEREST                                          346,847                211,309
Provision for income tax                                              4                     53
Income tax                                                      166,084                      -
Minority interest                                                    50                    (60)
                                                             ----------              ---------
NET INCOME                                                  Ps. 180,709           Ps.  211,316

                                                             ----------              ---------


                          INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
             CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND MARCH 31, 2006
                             STATEMENTS PREPARED UNDER MEXICAN GAAP
             (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006)

                                                           March 31, 2006       December 31, 2005
                                                             (UNAUDITED)           (AUDITED)
                                                          ---------------       -----------------
ASSETS
Cash and cash equivalents                                 Ps. 1,191,459            Ps. 841,330
Trade accounts receivable                                       270,885                126,490
Value added tax credit                                           67,955                      -
Spare parts                                                      68,509                 60,671
Prepaid expenses and other                                      163,763                217,159
                                                             ----------              ---------
TOTAL CURRENT ASSETS                                          1,762,571              1,245,650

PROPERTY AND EQUIPMENT - NET                                  1,992,879              1,976,301

PAS - 9 SATELLITE-NET                                         1,056,642              1,063,548

OTHER NON-CURRENT ASSETS - NET                                  437,095                474,609

DEFERRED INCOME TAX                                           1,149,853              1,327,340

TOTAL ASSETS                                              Ps. 6,399,040          Ps. 6,087,448
                                                             ----------              ---------

LIABILITIES
Trade accounts payable and accruals                        Ps.  668,683            Ps. 448,935
PanAmSat Pas-9                                                   79,830                 76,259
Due to affiliated companies and other related parties           166,643                907,899
Accrued interest                                                 13,454                 87,829
Accrued taxes                                                    28,092                 25,964
Deferred income - Pre-billed and pre-collected services         250,565                237,558
                                                             ----------              ---------
TOTAL CURRENT LIABILITIES                                     1,207,267              1,784,444
                                                             ----------              ---------

Senior notes due 2013                                         3,271,200              3,215,580
Televisa Loan                                                   500,000                504,334
Seniority premiums                                                8,642                  8,277
PanAmSat Pas-9                                                1,197,106              1,197,220
                                                             ----------              ---------
TOTAL NON-CURRENT LIABILITIES                                 4,976,948              4,925,411
                                                             ----------              ---------

TOTAL LIABILITIES                                             6,184,215              6,709,855
                                                             ----------              ---------

EQUITY OWNERS' DEFICIT
Social Parts                                                  6,551,777              6,937,100
Additional paid-in capital                                      187,299                187,386
Accumulated loss                                             (6,688,955)           (10,292,881)
Net income for the period                                       180,709              2,596,647
Excess from restatement-inflationary                            (16,005)               (50,659)
effects on Balance Sheet                                     ----------              ---------
TOTAL OWNERS' EQUITY (DEFICIT)                                  214,825               (622,407)
                                                             ----------              ---------
TOTAL LIABILITIES AND OWNERS' EQUITY (DEFICIT)            Ps. 6,399,040          Ps. 6,087,448
                                                             ----------              ---------